UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

CDK GLOBAL, INC.
(Name of Subject Company)

CDK GLOBAL, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

12508E101

(CUSIP Number of Class of Securities)

Brian Krzanich
Chief Executive Officer
CDK Global, Inc.
1950 Hassell Road
Hoffman Estates, IL 60169
(847) 397-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)

With copies to:

Lee J. Brunz Executive Vice President, General Counsel and Secretary CDK Global, Inc. 1950 Hassell Road Hoffman Estates, IL 60169 (847) 397-1700	Scott A. Barshay David S. Huntington Kyle T. Seifried Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 22, 2022 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by CDK Global, Inc., a Delaware corporation (the “Company”). The Schedule 14D-9 relates to the tender offer by Central Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Central Parent LLC, a Delaware limited liability company (“Parent”), to purchase any and all of the issued and outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”) pursuant to the Agreement and Plan of Merger, dated as of April 7, 2022, by and among Parent, Purchaser and the Company (as it may be amended from time to time, the “Merger Agreement”) at a price of $54.87 per Share, to the seller in cash, without interest and less any applicable withholding tax, upon the terms and conditions set forth in the Offer to Purchase, dated April 22, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed with the SEC on April 22, 2022 by Purchaser (together with any amendments and supplements thereto, the “Schedule TO”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated into this Amendment by reference to all applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Persons

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by replacing the first full paragraph on p. 2 under the subsection entitled “ –Tender Offer” in its entirety with the following:

“On May 17, 2022, Purchaser extended the expiration of the Offer. The Offer was previously scheduled to expire at one minute following 11:59 p.m. (12:00 midnight), New York City time, on May 19, 2022. The expiration time of the Offer and withdrawal rights has been extended to 5:00 p.m., New York City time, on July 5, 2022 (the “Offer Expiration Time”, unless Purchaser has extended or earlier terminated the period during which the Offer is open in accordance with the Merger Agreement (as defined below), in which event, “Offer Expiration Time” will mean the latest time and date at which the Offer, as so extended by Purchaser, will expire). The depositary for the Offer has advised Purchaser that, as of 5:00 p.m., New York City time, on May 16, 2022, approximately 5,579,055 Shares had been validly tendered into and not validly withdrawn pursuant to the Offer, representing approximately 4.78% of the outstanding Shares.”

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating the subsection entitled “–Legal Proceedings” in its entirety as follows:

“Since the Schedule 14D-9 was filed, nine complaints have been filed, captioned: Stein v. CDK Global, Inc., et al., No. 1:22-cv-3379 (S.D.N.Y.) (the “Stein Complaint”), Bernstein v. CDK Global, Inc., et al., No. 1:22-cv-03430 (S.D.N.Y.) (the “Bernstein Complaint”), Greenberg v. CDK Global, Inc., et al., No. 1:22-cv-03453 (S.D.N.Y.) (the “Greenberg Complaint”), Morgan v. CDK Global, Inc., et al., No. 1:22-cv-00602 (D. Del.) (the “Morgan Complaint”), Garfield v. Brun, et al., No. 2022-CH-04167 (Ill. Cir. Ct.) (the “Garfield Complaint”), Hopkins v. CDK Global, Inc., et al., No. 1:22-cv-02459 (S.D.N.Y.) (the “Hopkins Complaint”), Whitfield v. CDK Global, Inc., et al., No. 2:22-cv-01729 (E.D. Pa.) (the “Whitfield Complaint”), Ryan v. CDK Global, Inc., et al., No. 1:22-cv-03671 (S.D.N.Y.) (the “Ryan Complaint”), and Sponder v. CDK Global, Inc., et al., No. 2022-0395 (Del. Ch.) (the “Sponder Complaint”) (collectively, the “Complaints”). On May 6, 2022, the Delaware Court of Chancery denied a motion to expedite claims arising from the Sponder Complaint. Each of the Complaints names the Company and its directors as defendants. The Bernstein, Greenberg and Garfield Complaints also name Brookfield Business Partners L.P. as a defendant, and the Bernstein and Greenberg Complaints additionally name Brookfield Business Corporation as a defendant. The Garfield Complaint also names Brookfield Asset Management as a defendant. The Company has also received two stockholder demand letters, the “Taylor Demand Letter” and the “Kaufmann Demand Letter” (collectively, the “Demand Letters”).

The Stein, Bernstein, Greenberg, Morgan, Hopkins, Whitfield, and Ryan Complaints generally allege that CDK and its directors violated federal securities laws by failing to disclose material information in the Schedule 14D-9. The Garfield Complaint generally alleges violations of Illinois tort and securities laws, and the Sponder Complaint generally alleges breaches of fiduciary duty under Delaware law. The Complaints generally seek, among other things, either to enjoin the Company from proceeding with the Offer and the closing of the Transaction unless and until allegedly omitted material information is disclosed or, in the event the Transaction is consummated, rescinding it and recovering rescissory damages. The Complaints also seek a declaration that the defendants violated the securities laws and an award of plaintiffs’ costs, including reasonable allowance for attorneys’ fees and costs. The Demand Letters generally seek that certain allegedly omitted information in the Schedule 14D-9 be disclosed. The Company believes that the plaintiffs’ allegations are without merit and intends to defend against them vigorously.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CDK GLOBAL, INC.

By:	/s/ Lee J. Brunz
Name: Lee J. Brunz
Title: Executive Vice President, General Counsel and Secretary

Date: May 17, 2022